Mail Stop 4561

      December 5, 2005
Stuart J. Clark
Chief Executive Officer
22 Crosby Drive
Bedford, Massachusetts 01730-1402

      Re:	Interactive Data Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Forms 10-Q for Quarters Ended March 31, 2005 and June
30,
2005
		File No. 001-31555

Dear Mr. Clark:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


   							Sincerely,


Joyce Sweeney
Accounting Branch Chief